

SI   19011361   N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 07541

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **07/01/18** AND ENDING **06/30/19**

                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Dorsey & Company Inc.**

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

511 Gravier St

	FIRM I.D. NO.

(No. and Street)

New Orleans	LA	70130
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Raymond A Thompson   (504) 592-3266

                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kushner LaGraize, LLC

(Name – *if individual, state last, first, middle name*)

3330 West Esplanade Ave Suite 100	Metairie	LA	70002
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing

SEP 09 2019

Washington, DC

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Raymond A Thompson _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dorsey & Company Inc. _____, as of June 30 _____, 20 19 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

CHRISTIAN W. HELMKE
NOTARY PUBLIC
BAR #29594
STATE OF LOUISIANA
MY COMMISSION IS FOR LIFE

_____
Notary Public

_____
Signature

President & CEO
_____
Title

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [✓] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [✓] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [✓] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [✓] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [✓] (m) A copy of the SIPC Supplemental Report.
- [✓] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



DORSEY & COMPANY INC.

WEALTH MANAGEMENT • INVESTMENTS

FINANCIAL STATEMENTS

June 30, 2019



DORSEY & COMPANY, INC.

TABLE OF CONTENTS
June 30, 2019



CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

S. DAVID KUSHNER*, CPA, CRFAC
WILSON A. LaGRAIZE, JR., CPA/CFF, CRFAC
ERNEST G. GELPI, CPA, CGFM
CRAIG M. FABACHER, CPA
DOUGLAS W. FINEGAN, CPA, CVA
*A Professional Accounting Corporation

MARY ANNE GARCIA, CPA
WILLIAM B. HAMILTON, CPA
KATHARINE M. LASSITER, CPA
RICHARD J. RUMNEY, CPA

Members
American Institute of CPA's
Society of Louisiana CPA's

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Dorsey & Company, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Dorsey & Company, Inc. (the Company) as of June 30, 2019, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended and the related notes and schedules collectively referred to as the financial statements. In our opinion, the financial statements present fairly, in all material respects, the financial position of Dorsey & Company, Inc. as of June 30, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

SUITE 100 3330 WEST ESPLANADE AVENUE
METAIRIE, LOUISIANA 70002


CPA MERICA
INTERNATIONAL
Crowe Horwath International.

(504) 838-9991 • FAX (504) 833-7971
www.kl-cpa.com

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I and II (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Wushm Welage, LLC

We have served as the Company's auditor since 2013.

Metairie, Louisiana
August 28, 2019

DORSEY & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
June 30, 2019

ASSETS

	2019
ASSETS	
Cash and cash equivalents	$ 76,145
Deposits held by clearing broker, restricted	52,310
Receivable from clearing broker	1,289,647
Securities owned, held at clearing broker, at fair value	774,881
Property and equipment, net of accumulated	
depreciation of $155,935	32,070
Other assets	39,320
TOTAL ASSETS	$ 2,264,373

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Accounts payable and accrued liabilities	$ 687,171
TOTAL LIABILITIES	687,171
STOCKHOLDERS' EQUITY	
Common stock – $1 par value,	
authorized – 200,000 shares each Class A and Class B,	
issued – 51,450 shares Class A and 3,880 shares Class B	55,330
Additional paid-in capital	300,142
Retained earnings	1,889,637
Treasury stock, at cost – 48,550 shares	(667,907)
TOTAL STOCKHOLDERS' EQUITY	1,577,202
TOTAL LIABILITIES	
AND STOCKHOLDERS' EQUITY	$ 2,264,373

DORSEY & COMPANY, INC.
STATEMENT OF INCOME
For the Year Ended June 30, 2019

		2019
REVENUES		
Net dealer inventory and investment gains	$	1,219,215
Investment advisory fees		2,726,109
Commission income		479,120
Interest and dividends		51,925
Other income		522,545
TOTAL REVENUES		4,998,914
EXPENSES		
Employee compensation and benefits		3,894,194
Brokerage commissions and fees		66,631
Occupancy		91,920
Other operating and general and administrative expenses		875,903
TOTAL EXPENSES		4,928,648
INCOME BEFORE INCOME TAX EXPENSE		70,266
INCOME TAX EXPENSE		17,000
NET INCOME	$	53,266

DORSEY & COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended June 30, 2019

| | Common Stock | | Additional Paid-in | Retained | Treasury | Total Stockholders' |
	Class A	Class B	Capital	Earnings	Stock	Equity
Balance - June 30, 2018	$ 51,450	$ 3,780	$ 297,306	$ 1,936,371	$ (667,907)	$ 1,621,000
Net Income	-	-	-	53,266	-	53,266
Stock Issuance	-	100	2,836	-	-	2,936
Dividends to Stockholders	-	-	-	(100,000)	-	(100,000)
Balance - June 30, 2019	$ 51,450	$ 3,880	$ 300,142	$ 1,889,637	$ (667,907)	$ 1,577,202

DORSEY & COMPANY, INC.
STATEMENT OF CASH FLOWS
For the Year Ended June 30, 2019

	2019
CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 53,266
Adjustments to reconcile net income to net	
cash provided by (used in) operating activities:	
Depreciation and amortization	5,059
Net (increase) decrease in operating assets:	
Deposits held by clearing broker, restricted	(1,766)
Receivable from clearing broker	(150,082)
Securities owned, held at clearing broker	157,746
Other assets	(6,887)
Net increase in operating liabilities:	
Accounts payable and accrued liabilities	(272,348)
NET CASH USED IN OPERATING ACTIVITIES	(215,012)
CASH FLOWS FROM FINANCING ACTIVITIES	
Dividends paid	(100,000)
Stock issuance	2,936
NET CASH USED IN FINANCING ACTIVITIES	(97,064)
NET INCREASE IN CASH AND CASH EQUIVALENTS	(312,076)
CASH AND CASH EQUIVALENTS	
AT BEGINNING OF YEAR	388,221
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 76,145
SUPPLEMENTAL DISCLOSURES OF	
CASH FLOW INFORMATION:	
Interest paid during the year	$ 3,370

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Basis of Presentation

Dorsey & Company, Inc. (the Company) operates from its office in New Orleans, Louisiana, as a registered broker-dealer pursuant to the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company is a non-clearing broker under Securities and Exchange Commission (SEC) Rule 15c3-3(k)(2)(ii) which provides an exemption from certain requirements of the Customer Protection Rule by requiring that all the funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. As such, the Company has an agreement with a third-party clearing organization to clear and carry its customers' margin, cash accounts, and transactions on a fully-disclosed basis. The Company also operates as a Registered Investment Advisor (RIA) and is registered with the SEC.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Securities

Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by management. The resulting difference between cost and market (or fair value) is included in income.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation computed on the straight-line basis over the estimated useful lives of the assets.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update (ASU) 2014-09. Revenue from Contracts with Customers: Topics 606 (ASU 2014-09), to supersede nearly all existing revenue recognition guidance under GAAP. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The Company adopted the provisions of this guidance July 1, 2018 using the cumulative effect approach. The implementation of the new standard did not have a material impact on the Company's measurement or recognition of revenue.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Recent Accounting Pronouncements - Continued

In August 2018, the FASB issued ASU 2018-13, *Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement* (ASU 2018-13). ASU 2018-13 removes or modifies certain current disclosures and adds additional disclosures. The changes are meant to provide more relevant information regarding valuation techniques and inputs used to arrive at measures of fair value, uncertainty in the fair value measurements, and how changes in fair value measurements impact an entity's performance and cash flows. Certain disclosures in ASU 2018-13 will need to be applied on a retrospective basis and others on a prospective basis. Early adoption is permitted.

Management has evaluated events and transactions that occurred January 2019 through June 2019 and determined that there was no impact on revenue or retained earnings related to ASU 2018-13.

Revenue Recognition

On July 1, 2018, the Company adopted ASU 2014-09 using the cumulative effect approach. There was no impact to retained earnings as of July 1, 2018, or to revenue for the year ended June 30, 2019 since the implementation of the standard did not have a material impact on the Company's measurement or recognition of revenue.

Revenues from contracts are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to receive in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e. reports revenues on a gross basis) or agent (i.e. reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time, how to allocate transaction prices where multiple performance obligations are identified, when to recognize revenue based on the appropriate measure of the Company's progress under the contract, and whether constraints on variable consideration should be applied due to uncertain future events.

Net Dealer Inventory and Investment Gains, and Commission Income – The Company's net dealer inventory and investment gains (mark-ups/mark-downs), and commission income represents sales commissions generated by advisors for their clients' purchases and sales of various financial instruments. The Company views the selling, distribution and marketing, or any combination thereof, of investment products to such clients as a single performance obligation. The Company

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Revenue Recognition – Continued

is principal for net dealer inventory and investment gains, and commission revenue, as it is responsible for the execution of the clients' purchases and sales. Advisors assist the Company in performing its obligations. Accordingly, total net dealer inventory and investment gains, and commission revenues are reported on a gross basis.

The Company generates two types of net dealer inventory and investment gains, and commission revenue: sales-based commission revenue is recognized at point of sale on the trade date, and trailing commission revenue that is recognized over time as earned. Sales-based commission revenue varies by the investment product and is based on the amount of purchase and the mark-up/mark-down or commission schedule for that particular sale. Trailing commission revenue includes mutual fund 12b-1 fees and annuities and is generally based on a percentage of the current market value of the clients' investment holdings in trail-eligible assets and is recognized over the period during which the services are performed.

Investment Advisory Fees – The Company's investment advisory fees are billed in advance and earned over the period in which the services are provided. The related performance obligations are generally satisfied daily or monthly based upon the assets under management. The investment advisory fees are generally calculated based upon quarter-end net assets under management in accordance with the respective investment advisory agreements. Investment advisory fees are recorded net of any sub-advisory payments and are included in investment advisory fees based on management's determination that the Company is acting in the capacity of principal service provider with respect to its relationship with clients.

Other Income – Other income is largely comprised of bank deposit account rebates and dividends which are both recognized when received, interest recorded on an accrual basis, and other miscellaneous revenue sources.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

DORSEY & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS - Continued
For the Year Ended June 30, 2019

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Advertising & Marketing

The Company expenses the costs of advertising and marketing as they are incurred. Advertising and marketing expense totaled $18,969 for the year ended June 30, 2019.

Statement of Liabilities Subordinated to the Claims of General Creditors

The Statement of Liabilities Subordinated to the Claims of General Creditors has been omitted since the Company had no such liabilities as of or during the year ended June 30, 2019.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – AGREEMENTS WITH CLEARING ORGANIZATIONS

The Company utilizes First Clearing ("FCC") (First Clearing is a trade name used by Wells Fargo Clearing Services, LLC, Member SIPC, a registered broker-dealer and non-bank affiliate of Wells Fargo & Company) as its clearing broker. Terms of the agreement with the clearing organization call for the Company to maintain a restricted deposit of $50,000. At June 30, 2019, $52,310 of cash and/or securities was restricted for that purpose. In addition, terms of the agreement require the Company to maintain net capital equal to the amount required by the SEC Uniform Net Capital Rules applicable to a correspondent introducing broker.

NOTE 3 – RECEIVABLE FROM CLEARING BROKER

Accounts receivable from clearing broker represents net uncollected commissions and fees due from clearing broker, plus net deposits of cash and/or securities held at clearing broker.

NOTE 4 – SECURITIES

Securities owned, held at clearing broker, consist of the Company's trading accounts at fair value. These investments as of June 30, 2019, are summarized as follows:

Securities owned, held at clearing broker:	2019
State and municipal bonds	$ 772,430
U.S. Equities, Other	2,451
	$ 774,881

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 820, *Fair Value Measurements and Disclosures*, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1 - Quoted prices are available in active markets for identical investments as of the reporting date. The types of investments included in Level 1 include listed equity and debt securities.

Level 2 - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include less liquid and restricted equity securities, debt securities not listed on an exchange, and over-the-counter derivatives.

Level 3 - Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. Investments that are included in this category generally include general and limited partnership interests in corporate private equity funds, and funds of hedge funds.

In some instances, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such instances, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The preceding methods described may produce a fair value calculation that may not be indicative of the net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used at June 30, 2019.

NOTE 4 – SECURITIES - Continued

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis as follows:

State and Municipal Bonds – These securities consist of debt obligations that are valued based on quotations received from dealers who make markets in such securities or by independent pricing services. These pricing services generally utilize matrix pricing which considers yield or price of bonds of comparable quality, coupon, maturity and type as well as dealer supplied prices.

U.S. Equities, Other – These securities are actively traded on a national securities exchange (or reported on the NASDAQ national market), traded over-the-counter (OTC) or are mutual funds and are stated at the last reported sales price on the day of valuation.

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of June 30, 2019:

| | ASSETS AT FAIR VALUE AS OF JUNE 30, 2019 | | | |
	Level 1	Level 2	Level 3	Total
ASSETS				
Securities owned, held				
by clearing broker:				
State and municipal bonds	$ -	$ 772,430	$ -	$ 772,430
U.S. equities, other	-	2,451	-	2,451
	$ -	$ 774,881	$ -	$ 774,881

NOTE 5 – PROPERTY AND EQUIPMENT

Components of property and equipment by major classifications at June 30, 2019 were as follows:

	2019
Furniture and fixtures	$ 51,400
Telephone system	36,981
Leasehold improvements	71,670
Computer equipment	27,954
	188,005
Less accumulated depreciation	(155,935)
	$ 32,070

Depreciation charged to operations amounted to $5,059 for the year ended June 30, 2019.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company clears all customers' securities transactions through a clearing broker, on a fully disclosed basis, which, in accordance with accounting principles generally accepted in the United States of America, are not included on the statement of financial condition. These transactions are referred to as "off-statement of financial condition commitments" and differ from the Company's statement of financial condition activities in that they do not give rise to funded assets or liabilities. The Company receives compensation for initiating such transactions for its customers. Initiating these trades for its customers involves various degrees of credit and market risk in excess of amounts recognized on the statement of financial condition. The Company minimizes its exposure to loss under these commitments by subjecting the customer accounts to credit approval and monitoring processes.

Once a trade is executed, a customer is generally required to settle the transaction by payment of the settlement price (when purchasing securities) or the delivery of the securities (when selling securities) within three business days. The Company is required by law to immediately complete a securities transaction when a customer fails to settle. The Company is at risk for any loss realized in completing transactions for its customers. At June 30, 2019, all unsettled transactions were subsequently settled by customers without loss to the Company or open commitments were adequately collateralized.

The Company leases its office space from a related party under an operating lease expiring in November 2021. The future minimum lease payments under this operating lease are as follows:

Year Ending June 30,	Amount
2020	71,700
2021	71,700
Through November 2021	29,875
	$ 173,275

Rent expense under this lease totaled $71,700 for the year ended June 30, 2019.

The Company is subject to various legal proceedings and regulatory actions in the ordinary course of its business. The outcomes of any legal and regulatory matters are subject to many uncertainties and, therefore, cannot be predicted. In the opinion of management, in consultation with legal counsel, any pending legal and regulatory actions will not have a material effect on the financial position, results of operations, or cash flows of the Company.

NOTE 7 – EMPLOYEE BENEFIT PLAN

The Company has a noncontributory profit sharing plan covering substantially all employees. Contributions by the Company are discretionary. Approximately $201,000 was expensed by the Company for the year ended June 30, 2019.

The Company has a retirement plan under section 401(k) of the Internal Revenue Code. The plan allows eligible employees to defer a predetermined portion of their compensation for federal income tax purposes. Contributions by the Company are required pursuant to a safe harbor exemption applicable to top-heavy plans. Approximately $69,544 was contributed to the plan by the Company for the year ended June 30, 2019.

NOTE 8 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum Net Capital and requires that the ratio of Aggregate Indebtedness to Net Capital, both as defined, shall not exceed 15 to 1.

At June 30, 2019, the Company had Net Capital of $1,453,786 which was $1,203,786 in excess of its required Net Capital of $250,000. The Company's ratio of Aggregate Indebtedness to Net Capital was .4727 to 1 at June 30, 2019.

NOTE 9 – GUARANTEES

The Company clears all of its securities transactions through First Clearing ("FCC") on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and FCC, FCC has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As FCC's right to charge the Company has no maximum amount and applies to all trades executed through FCC, the Company believes there is no maximum amount assignable to this right. At June 30, 2019, the Company did not have any losses related to these guarantees for which payments were made.

In addition, the Company has the right to pursue collection of performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of FCC and all counterparties with which it conducts business.

NOTE 10 – OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company may execute transactions involving the sale of securities not yet purchased. Such transactions expose the Company to off-statement of financial condition risk in the event the market value of securities sold short increases, subjecting the Company to trading losses. Management monitors the market value of these positions on a daily basis to control the risk associated with these sales.

The Company is responsible to its clearing broker for payment of all transactions executed both on its behalf and on behalf of its customers. Therefore, the Company is exposed to off-statement of financial condition risk in the event a customer cannot fulfill its commitment and the clearing broker must purchase or sell a financial instrument at prevailing market prices. The Company and its clearing broker seek to control risk associated with customer transactions through daily monitoring to assure margin collateral is maintained under regulatory and internal guidelines.

The Company is further exposed should FCC, which clears all of the Company's transactions and holds its securities, be unable to fulfill its obligations. The Company monitors the credit standing of FCC and all counterparties with which it conducts business.

The Company periodically maintains cash in bank accounts in excess of federally insured limits. The Company has not experienced any losses and does not believe that significant credit risk exists as a result of this practice. The Company had amounts on deposit in banks at June 30, 2019 of $374,082 which exceeded the federally insured limit by $124,082.

NOTE 11 – INCOME TAXES

Components of income tax expense are as follows for the year ended June 30, 2019:

	2019
Current	$ 17,000
Deferred	-
	$ 17,000

No deferred income taxes were recorded at June 30, 2019 since there were only immaterial temporary differences between the accounting basis of various assets and liabilities under financial statement and income tax reporting. The Company's effective income tax rate is lower than what would be expected if the federal statutory rate were applied to income from continuing operations primarily because of tax-exempt income, expenses deductible for financial reporting purposes that are not deductible for tax purposes, and the dividends-received

NOTE 11 – INCOME TAXES - Continued

deduction. The Company follows the provisions of the *Accounting for Uncertainty in Income Taxes* Topic of the Financial Accounting Standards Board Accounting Standards Codification, which clarifies the accounting and recognition for income tax positions taken or expected to be taken in the Company's income tax returns.

The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense. The Company files a U.S. federal and a Louisiana state income tax return. Returns filed in these jurisdictions for tax years ended on or after June 30, 2015 are subject to examination by the relevant taxing authorities. The Company is not currently under examination by any taxing authority.

Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance as of June 30, 2019.

NOTE 12 – STOCKHOLDERS' EQUITY

Class A common stockholders are entitled to one vote per share. Class B common stockholders are entitled to one tenth of one vote per share.

NOTE 13 – RELATED PARTY TRANSACTIONS

The Company leases office space from a related party as disclosed in Note 6. Rent paid to such related party totaled $71,700 for the year ended June 30, 2019.

NOTE 14 – SUBSEQUENT EVENTS

Subsequent to year end the Company's majority stockholder passed away. This will result in a change of ownership to be determined. It is not currently possible to predict the outcome of this matter or any possible impact to the June 30, 2019 financial statements.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

Total Stockholders' Equity		$ 1,577,202
Deductions and/or charges:		
Non-Allowable assets:		
Property and equipment, net		(32,070)
Other assets		(39,320)
Net Capital before haircuts on securities positions		1,505,812
Haircuts on securities		(52,026)
Net Capital		$ 1,453,786

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
AND AGGREGATE INDEBTEDNESS:

Total Aggregate Indebtedness	$ 687,171	
Computed Net Capital required		
(6 2/3% of Aggregate Indebtedness)	45,811	
Statutory minimum Net Capital requirement	250,000	
Net Capital requirement (greater of computed or statutory amount)		250,000
Excess Net Capital		$ 1,203,786
Excess Net Capital at 1000%		
(Net Capital, less 120% of statutory minimum Net		
Capital required)		$ 1,153,786
Ratio: Aggregate Indebtedness to Net Capital		.4727 to 1

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION – Continued

There were no material differences between this computation of Net Capital and the corresponding calculation prepared by the Company in its FOCUS filing as of June 30, 2019.

DORSEY & COMPANY, INC.
SUPPLEMENTAL INFORMATION
As of June 30, 2019

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS, INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS,
AND SCHEDULE OF SEGREGATION REQUIREMENTS
AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED
COMMODITY FUTURES AND OPTIONS ACCOUNTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION

The company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: First Clearing (First Clearing is a trade name used by Wells Fargo Clearing Services, LLC, Member SIPC, a registered broker-dealer and non-bank affiliate of Wells Fargo & Company)



CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

S. DAVID KUSHNER*, CPA, CRFAC
WILSON A. LaGRAIZE, JR., CPA/CFF, CRFAC
ERNEST G. GELPI, CPA, CGFM
CRAIG M. FABACHER, CPA
DOUGLAS W. FINEGAN, CPA, CVA
*A Professional Accounting Corporation

MARY ANNE GARCIA, CPA
WILLIAM B. HAMILTON, CPA
KATHARINE M. LASSITER, CPA
RICHARD J. RUMNEY, CPA

Members
American Institute of CPA's
Society of Louisiana CPA's

Report of Independent Registered Public Accounting Firm

To the Stockholders
Dorsey & Company, Inc.

We have reviewed management's statements, included in the accompanying Dorsey & Company, Inc. Exemption Report, in which (1) Dorsey & Company, Inc. (the Company) identified provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3 (k)(2)(ii) (exemption provisions) and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kushner LaGraize, LLC

Metairie, Louisiana
August 28, 2019

SUITE 100 3330 WEST ESPLANADE AVENUE
METAIRIE, LOUISIANA 70002

CPAMERICA
INTERNATIONAL
Crowe Horwath International

(504) 838-9991 • FAX (504) 833-7971
www.kl-cpa.com

DORSEY & COMPANY, INC.
EXEMPTION REPORT

Dorsey & Company Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report because the Company had no obligations under 17 C.F.R. § 240.15c3-3.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

Dorsey & Company Inc.

I, Raymond A. Thompson, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

BY: _____
Raymond A Thompson, President & CEO

DATED: August 8, 2019



CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

S. DAVID KUSHNER*, CPA, CRFAC
WILSON A. LaGRAIZE, JR., CPA/CFF, CRFAC
ERNEST G. GELPI, CPA, CGFM
CRAIG M. FABACHER, CPA
DOUGLAS W. FINEGAN, CPA, CVA
*A Professional Accounting Corporation

MARY ANNE GARCIA, CPA
WILLIAM B. HAMILTON, CPA
KATHARINE M. LASSITER, CPA
RICHARD J. RUMNEY, CPA

Members
American Institute of CPA's
Society of Louisiana CPA's

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Stockholders of Dorsey & Company, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) SIPC Series 600 Rules, which are enumerated below and were agreed to by Dorsey & Company, Inc. and the SIPC, solely to assist you and SIPC in evaluating Dorsey & Company, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2019. Dorsey & Company, Inc.'s management is responsible for its SIPC-7 and for Dorsey & Company, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the America Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, including copies of checks and the related SIPC forms, noting no differences.

2. Compared the Total Revenue amount on the Annual Audited Report Form X-17A-5 III for the year ended June 30, 2019, with the Total Revenue amount reported in Form SIPC-7 for the year ended June 30, 2019, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers prepared by Dorsey & Company, Inc., including the general ledger and transaction detail, noting no adjustments reported in either Form SPIC-7 or supporting working papers.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, including the transaction detail supporting the adjustments, noting no differences.

SUITE 100 3330 WEST ESPLANADE AVENUE
METAIRIE, LOUISIANA 70002


CPAMERICA
INTERNATIONAL
Crowe Horwath International

(504) 838-9991 • FAX (504) 833-7971
www.kl-cpa.com

5. We were unable to compare the amount of any overpayment applied to the current assessment with the Form SPIC-7 on which it was originally computed as there was no such overpayment amount stated on Form SPIC-7 and management represented to us that no such overpayment exists.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Kushner LaGraize, LLC

Metairie, Louisiana
August 28, 2019